Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a copy of presentation materials that will be used by First Midwest Bancorp, Inc. at one or more investor relations conferences or meetings with analysts or potential investors during the first quarter of 2019.

First Midwest Bancorp, Inc.

Presentation Materials

February 2019

2018: BUILDING ON OUR MOMENTUM

1. **We began executing on our Delivering Excellence initiative**
   - Enhances an already superior client experience
   - Improves the efficiency of our operations
   - Creates capacity for growth, efficiency of scale

2. **We completed or announced 3 strategic acquisitions that add ~$1.8bn in total assets and ~$800mm in AUM**

3. **We continued significant momentum for future earnings growth**
   - Entered 2019 as a ~$16bn commercial bank
   - Enhanced our position as a premier, Midwest-based commercial bank meeting the financial needs of our clients

FIRST MIDWEST TODAY

A Premier Commercial Bank

- 3rd largest independent Illinois-based bank(1)
- $15.5bn in total assets
- $12.1bn in total deposits
- Over 2,000 colleagues
- Multi-state, Midwestern reach

With a Robust Distribution Network



Chicago
Moline
Champaign

Assets have grown at 11% CAGR since 2014



Popular branches, Great Lakes Bank, National Machine Tool ($1.3bn)
$9.4bn
Peoples Bank ($110mm)
$9.7bn
NB&T of Sycamore ($0.7bn)
$11.4bn
Standard Bank ($2.6bn)
$14.1bn
Northern States ($0.6bn)
$15.5bn
Bridgeview – Anticipated Q2 '19 Close ($1.2bn)
2014
2015
2016
2017
2018

BRIDGEVIEW ACQUISITION ANTICIPATED IN Q2 '19, ADDING ~$1.2BN IN TOTAL ASSETS

Source: Company filings and SNL Financial
Note: Financial information reflects data as of December 31, 2018.
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

DRIVING OUR STRATEGIC FOCUS

Highest Quality Team
- **Sustain high engagement**
  - Client-focused model
- **Developing talent**
  - Succession, building depth
  - Targeted training to support business initiatives

Grow/Diversify Revenue
- **Relationship focused**
  - Balanced commercial growth
- **Business expansion**
  - Geographic, small business, fee businesses
- **Aligned M&A**

Balance Risk/Investment
- **Leverage infrastructure**
  - Technology investments
  - Capital allocation
- **Aligned risk and compliance**
- **Maintain credit culture, improve process**

Strategic M&A

Core Execution

Build Growth Businesses
(Wealth, Mortgage, Specialty, Treasury Management, Small Business)

Top Tier Returns

"Delivering Excellence": A Platform for Growth

AND OUR CORE BELIEFS

- **Relationship-based Model Remains Our Best Path to Success**
  - – Driven by culture and talent investments
  - – Leverages diversified business mix and strong core funding
- **Investments Already Made to Out-pace Market In Near Term**
  - – Executive leadership, line of business talent
  - – Northern States, Standard, and Premier integrations
  - – Specialty business lines
- **Chicago's Size and Breadth Anchors the Midwest**
  - – #11 Deposit Share in Chicago MSA; #2 in South Metro
  - – Broader geographic reach diversifies and lessens risk
- **Infrastructure Maturing, Creating Capacity**
  - – System and process enhancements
  - – Business unit efficiency
- **M&A Provides Expansion Opportunities and Scale**
  - – Completed Northern Oak acquisition in Q1 '19
  - – Bridgeview acquisition targeted to close in Q2 '19

Source: SNL Financial
Note: Deposit share information reflects data reported annually as of June 30, 2018.
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

INVESTMENT HIGHLIGHTS

- ✓ Premier Midwest-based Commercial Bank with Attractive Operational Footprint
- ✓ Relationship-driven Strategy, Supported by Leading Core Deposit Foundation
- ✓ Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit
- ✓ Underlying Operating Performance, Aided by "Delivering Excellence"
- ✓ Platform for and Track Record of Integrating Accretive, Attractive Acquisitions

FINANCIAL RESULTS

	Years Ended				
	2014	2015	2016	2017	**2018**
Net Interest Income	$ 277	$ 312	$ 350	$ 472	**$ 517**
Loan Loss Provision	19	21	31	31	**48**
Noninterest Income	118	134	158	165	**144**
Net Securities Gains (Losses)	8	2	1	(2)	**—**
Noninterest Expense	284	307	340	416	**416**
Income before Income Taxes	100	120	138	188	**197**
Income Tax Expense	31	38	46	90	**39**
Net Income	$ 69	$ 82	$ 92	$ 98	**$ 158**
EPS	$ 0.92	$ 1.05	$ 1.14	$ 0.96	**$ 1.52**
EPS, Adjusted[(2)]	$ 1.03	$ 1.13	$ 1.22	$ 1.35	**$ 1.67**
ROATCE	9.3%	10.4%	10.8%	9.4%	**13.9%**
ROATCE, Adjusted[(2)]	10.4%	11.2%	11.4%	13.1%	**15.1%**
Efficiency Ratio[(2)]	65%	64%	63%	60%	**58%**

Highlights

- **2018 vs. 2017 Comparison**
  - EPS, adjusted[(2)] of $1.67, up 24% from 2017
  - ROATCE, adjusted[(2)] of 15.1%, up 207 bps from 2017
  - Impacted by acquisitions, tax reform, and Delivering Excellence
  - NII up 9% due to higher rates, loan and securities growth, and the Northern States acquisition, partially offset by higher cost of funds
  - Provision expense up due to loan growth and higher net charge-offs
  - Noninterest income up modestly, excluding the accounting reclassification and impact of Durbin
  - Noninterest expense consistent, up 3% excluding A&I and Delivering Excellence implementation costs
  - Lower income taxes in 2018 as a result of tax reform; 2017 taxes impacted by the revaluation of DTAs
- **EPS, adjusted[(2)] has grown more than 60% over the past five years**
- **Produced ROATCE, adjusted[(2)] of 15%, up from 10% at 2014**
- **Lowered efficiency ratio[(2)] to 58% from 65% in 2014**

Dollars in millions, except per share data
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

LOW COST, CORE FUNDING

Average Deposits and Composition


10% CAGR in Average Deposits
$7,208
$8,096
$8,846
$11,035
$11,494
2014: 17%, 19%, 17%, 17%, 30%
2015: 15%, 19%, 17%, 18%, 31%
2016: 14%, 19%, 18%, 18%, 31%
2017: 14%, 17%, 18%, 19%, 32%
2018: 17%, 16%, 18%, 18%, 31%
83%
Core
2014
2015
2016
2017
2018
Demand
Savings
NOW
Money market
Time

Cost of Deposits


0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.24%
0.24%
0.26%
0.37%
0.58%
0.14%
0.12%
0.11%
0.15%
0.33%
2014
2015
2016
2017
2018
FMBI
Peers (3)

- **Increasing deposit costs due to higher time deposit balances and limited pricing pressure**
- **Mix relatively unchanged, 61% retail, 27% commercial, 12% public**

STRONG CORE DEPOSIT FOUNDATION

Dollars in millions
Source: Company filings and SNL Financial
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

DIVERSIFIED LOAN PORTFOLIO

Growing, Diversifying Our Loan Portfolio


11% CAGR in Gross Loans
$6,737
14%
33%
14%
39%
$7,162
41%
13%
30%
16%
$8,254
17%
32%
12%
39%
$10,438
18%
30%
14%
38%
$11,447
20%
28%
12%
40%
2014
2015
2016
2017
2018
C&I and agriculture
Owner-occupied CRE
Investor CRE
Consumer

Credit Trends


0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.52%
0.29%
0.24%
0.21%
0.38%
2014
2015
2016
2017
2018
NCOs / Avg Loans

- **NCOs include the final resolution of two corporate relationships**
- **NCOs/Avg Loans levels within normalized range**

Dollars in millions.
Source: Company filings and reports
Note: Loan portfolio data as of December 31, 2018.
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

OPERATING PERFORMANCE STRONG AWAY FROM HEADWINDS

NIM, adjusted[(2)]


3.80%
3.70%
3.60%
3.50%
3.40%
- Benefits of higher rates and growth more than offset higher funding costs
3.51%
3.49%
3.45%
3.59%
3.75%
2014
2015
2016
2017
2018

Fee Income Ratio[(2)]


30.0%
25.0%
20.0%
15.0%
25.3%
25.8%
26.4%
22.5%
20.6%
- Impacted by strong NII growth in rising rate environment and Durbin
2014
2015
2016
2017
2018

Efficiency Ratio[(2)]


68.0%
66.0%
64.0%
62.0%
60.0%
58.0%
56.0%
- Down from 65% in 2014
- Recurring benefits of Delivering Excellence began to be realized in the second half of 2018
65%
64%
63%
60%
58%
2014
2015
2016
2017
2018

EPS, Adjusted[(2)]


$1.75
$1.50
$1.25
$1.00
- Benefits from higher rates, strong loan growth, tax reform, and Delivering Excellence
$1.03
$1.13
$1.22
$1.35
2014
2015
2016
2017
2018

Source: Company filings and reports
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

RECENT ACQUISITIONS

Recent Acquisition History

Target Company	Year Founded	Close Date	At Announcement Assets	At Announcement Deposits	At Announcement AUM
Bank Acquisitions					
Northern States Financial	1962	Oct. 2018	$0.5	$0.4	—
Standard Bancshares	1947	Jan. 2017	$2.5	$2.2	$0.3
NI Bancshares	1867	Mar. 2016	$0.6	$0.6	$0.7
Peoples Bancorp	1999	Dec. 2015	$0.1	$0.1	—
Great Lakes Financial	1896	Dec. 2014	$0.6	$0.5	—
Branch Acquisitions					
Popular Community Bank	—	Aug. 2014	$0.7	$0.7	—
Non-Bank Acquisitions					
Northern Oak	1975	Jan. 2019	—	—	$0.8
Premier Asset Management	2001	Feb. 2017	—	—	$0.6
National Machine Tool	1986	Sep. 2014	—	—	—
			$5.0	$4.5	$2.4

Driving Operating Leverage



3.55%
3.35%
3.15%
2.95%
2.75%
3.27%
3.17%
3.10%
2.98%
2.81%
2014
2015
2016
2017
2018
Noninterest Expenses / Avg Assets

Balance of Acquired and Organic Asset Growth[5]



Total Asset CAGR: 11%
Organic Asset CAGR: 5%
Organic Growth
Acquisitions
$9.4
$1.3
$8.1
$9.7
$1.4
$8.3
$11.4
$2.0
$9.4
$14.1
$4.5
$9.6
$15.5
$5.0
$10.5
2014
2015
2016
2017
2018

Dollars in billions

Source: Company regulatory filings and SNL Financial

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

FINANCIAL REVIEW AND OUTLOOK

FULL YEAR 2018 FINANCIAL HIGHLIGHTS

Earnings

- Generated EPS of $1.52 compared to $0.96 for 2017
  - Increased EPS, adjusted(2) to $1.67, up 24% from 2017
- Produced ROATCE, adjusted(2) of 15.1%, up 207 bps from 2017

Loan and Deposit Growth

- Grew total loans to over $11bn, up 10% from 2017
- Increased total average deposits to over $11bn, up 4% from 2017

NII and NIM

- Expanded NII to $517mm, up 9% from 2017
- Increased NIM(2) to 3.90%; NIM, adjusted(2) was 3.75%, up 16 bps from 2017

Asset Quality

- NPAs of $80mm, down 14% from 2017; NCOs to average loans of 0.38%, compared to 0.21% for 2017

Noninterest Income

- Noninterest income down 11% from 2017; consistent excluding the impact of the accounting reclassification, Durbin effective on July 1, 2017, and net securities losses

Noninterest Expense

- Improved efficiency ratio(2) to 58% compared to 60% in 2017

Capital

- Generated CET1 capital of 10.20%, up 52 bps from 2017

Dividends

- Declared dividends per share of $0.45, up 15% from 2017

Acquisitions

- Completed Northern States on October 12, 2018, adding $579mm in total assets, $463mm in deposits, and $285mm in loans
- Completed Northern Oak on January 16, 2019, adding ~$800mm of assets under management
- Announced the pending Bridgeview acquisition with ~$1.2bn in assets, ~$1.1bn in deposits, and ~$800mm in loans

SUCCESSFUL YEAR MARKED BY GROWTH, OPERATING EFFICIENCY, HIGHER INTEREST RATES, AND LOWER TAXES

Source: Company filings

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms" and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

NET INTEREST INCOME

Net Interest Income Trend and Composition

	Years Ended December 31,				
	2014	2015	2016	2017	**2018**
Total interest-earning assets	$ 7,829	$ 8,767	$ 9,951	$12,417	**$13,355**
NIM[(2)]	3.69 %	3.68 %	3.60 %	3.87 %	**3.90 %**
Accretion	(0.18)%	(0.19)%	(0.15)%	(0.28)%	**(0.15)%**
NIM, adjusted[(2)]	3.51 %	3.49 %	3.45 %	3.59 %	**3.75 %**
Tax reform impact on FTE	N/A	N/A	N/A	N/A	**0.03 %**



$289
$14
$322
$16
$359
$15
$480
$34
$521
$20
2014
2015
2016
2017
2018
NII
Accretion
Tax-equivalent adjustment

Highlights

- NII up 9% from 2017
  - Accretion down $14.4mm from 2017
- NIM, adjusted[(2)] of 3.75%, up 16 bps from 2017
  - Reflective of higher rates, earning asset growth, and interest-earning assets acquired from Northern States, partially offset by higher funding costs
- Strong core deposits base allowed for controlled funding costs through 4 rate hikes in 2018

Dollars in millions
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

NONINTEREST INCOME

Noninterest Income Trend and Composition

	Years Ended December 31,				
	2014	2015	2016	2017	**2018**
As reported	$ 126	$ 136	$ 159	$ 163	**$ 144**
Less: Net securities (gains) losses	(8)	(2)	(1)	2	**—**
Accounting reclassification	(13)	(15)	(17)	(16)	**—**
As adjusted(2)	$ 105	$ 119	$ 141	$ 149	**$ 144**



$105
$119
$141
$149
$144
2014
2015
2016
2017
2018
Deposit service charges
Wealth management
Card-based
Mortgage banking
Other noninterest income(6)

Highlights

- Noninterest income, adjusted(2) up modestly from 2017, excluding $6mm of Durbin in 2017
  - Wealth management fees, net card-based fees, and service charges on deposit accounts up
  - Offset by lower mortgage banking income, capital market products income, and other service charges, commissions, and fees

Dollars in millions
Source: Company filings and reports
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

NONINTEREST EXPENSE

Noninterest Expense Trend and Composition

	Years Ended December 31,				
	2014	2015	2016	2017	**2018**
As reported	$ 284	$ 307	$ 340	$ 416	**$ 416**
A&I related expenses	(14)	(1)	(14)	(20)	**(10)**
Accounting reclassification	(13)	(15)	(17)	(16)	**—**
Delivering Excellence costs	—	—	—	—	**(20)**
Property valuation adjustments	—	(9)	—	—	**—**
Lease cancellation fee	—	—	(1)	—	**—**
Special bonus, charitable contribution	—	—	—	(4)	**—**
As adjusted[2]	$ 257	$ 282	$ 308	$ 376	**$ 386**



$257
$282
$308
$376
$386
65%
64%
63%
60%
58%
2014
2015
2016
2017
2018
Salaries & benefits
Occupancy & equipment
Professional services
Technology
Other (7)
Efficiency ratio

Highlights

- Noninterest expense, adjusted[2] of $386mm
  - Up 3% from 2017
  - Merit increases, costs associated with the Company's corporate headquarters relocation, higher loan remediation, OREO, advertising and certain other expenses due to Company growth contributed to the increase
- Delivering Excellence costs of $20mm, in-line with expectations
- Controlled expenses as Delivering Excellence recurring benefits begin to be realized
  - Efficiency ratio[2] of 58%, down from 60% in 2017
  - $5mm of recurring Delivering Excellence benefits realized

Dollars in millions
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

LOAN PORTFOLIO REVIEW AND CREDIT TRENDS

NPAs


2.00%
1.50%
1.00%
0.50%
1.64%
0.88%
1.12%
0.89%
0.70%
2014
2015
2016
2017
2018
NPAs / Loans + OREO

PPPLs


5.00%
4.00%
3.00%
2.00%
4.63%
4.41%
4.36%
3.05%
2014
2015
2016
2017
2018
PPPLs / Corporate Loans

ACL[8]


1.25%
1.00%
0.75%
0.50%
1.11%
1.05%
1.06%
0.93%
0.90%
2014
2015
2016
2017
2018
ACL / Loans

Highlights

- **NPAs down 57% from 2014; benign credit environment**
- **PPPLs to corporate loans down 20% from 2014, reflecting strong overall credit performance**

Source: Company filings and reports

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

CAPITAL

Capital Ratios					
	December 31,				
	2014	2015	2016	2017	**2018**
Company Regulatory Capital Ratios[9]:					
• CET1 capital to RWA	9.5%	9.7%	9.4%	9.7%	**10.2%**
• Tier 1 capital to RWA	10.2%	10.3%	9.9%	10.1%	**10.2%**
• Total capital to RWA	11.2%	11.1%	12.2%	12.1%	**12.6%**
Other Company Capital Ratios:					
• TCE to tangible assets	8.4%	8.6%	8.1%	8.3%	**8.6%**
• TCE, excluding AOCI, to tangible assets	8.6%	8.9%	8.4%	8.6%	**8.9%**
• Dividend payout ratio[2]	33.7%	34.2%	31.5%	40.6%	**29.6%**
• Dividend payout ratio, adjusted[2]	30.1%	31.8%	29.6%	29.0%	**27.0%**

Highlights

- 2018 capital ratios benefit from strong earnings, partially offset by Northern States, loan growth, and securities purchases
- Tier 1 capital ratios impacted by the phase out of Tier 1 treatment of the Company's trust preferred securities in 2018

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

2019 OUTLOOK

Loans and Deposits

- Mid-single digit loan growth; Bridgeview adds an additional $800mm
- Deposit growth commensurate with earning asset growth; Bridgeview adds ~$1.0bn

NII and NIM

- High-single to low-double digit NII growth – dependent on rates, earnings asset growth, and funding costs; Bridgeview adds an additional ~5%
  - Accretion of $20mm; Bridgeview adds an additional ~$10mm
- Continued modest NIM expansion; consistent including Bridgeview

Noninterest Income

- High-single to low-double digit growth – seasonally impacted; Bridgeview adds an additional ~2%

Noninterest Expense

- Annualized Q4 '18 run rate of $98mm plus 3% inflation
  - Includes offsetting impact of additional Delivering Excellence benefits and higher occupancy expense from leasing standard
  - Bridgeview adds an additional ~$16mm

Asset Quality

- NCOs expected in the mid-30 bps range
- Provision expense approximates NCOs and loan growth
- Subject to quarterly variability, economic conditions, and acquired loans

Taxes

- Effective tax rate expected to be approximately 25%

Note: See the accompanying "Non-GAAP Financial Information," "Glossary ofTerms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

BUILDING OUR FUTURE

DELIVERING EXCELLENCE


2018
2019
2020
2021
Recurring benefit
$5
$5
$22
$2
$20
$26
$5
$21
$27
$5
$22
Implementation costs
-$20
$-2
$-1
$0
Net impact
-$15
$20
$25
$27
Cost
Revenue

- Immediate, sustainable profit improvement largely complete
  - Cost reductions in 2018 reflected:
    - Closed and consolidated 19 locations
    - 7% staff reduction, nearly half through attrition
    - Recurring benefits of $5mm in 2018; moving to ~$5mm per quarter in 2019
- Implementation costs of ~$20mm in 2018
- 1 year earnback period, solely on lower costs
- Revenue growth expected to fund future investment needs

ENHANCES AN ALREADY SUPERIOR CLIENT EXPERIENCE; STRENGTHENS OPERATIONAL LEVERAGE

Note: Recurring benefits and implementation costs for 2019, 2020, and 2021 represent the projected financial impact.

WELL-POSITIONED FOR GROWTH, FUTURE OPPORTUNITIES

Strategy and Future Opportunities

Leveraging Our Strengths

- Engaged, talented team
- Strong balance sheet, well-positioned for raising rates
- Attractive markets, growing opportunities
- Significant capital and liquidity

Environment Creating Opportunities, Consolidation Expected

- Locally, approximately 40 banks between $350mm and $4bn in assets(10)
- Opportunities expected in adjacent Midwest markets

We Are a Compelling Partner

- Solid reputation, culture
- Strong capital, capacity, experience

Aligned With Strategic Priorities

- Building the highest quality team
- Diversifying / growing loans and revenues
- Balancing investment and risk

Adjacent Midwest Markets


WI
IA
IL
MI
IN
I74 / I55

WELL-POSITIONED FOR FUTURE GROWTH, "DELIVERING EXCELLENCE" IMPROVES OPERATING LEVERAGE

Source: SNL Financial
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

OVERVIEW OF BRIDGEVIEW

Transaction Highlights

Compelling Rationale

- Expands greater Chicagoland presence
- Attractive deposit franchise
- In-market, low-risk integration

Financially Attractive

- Full year EPS accretion of ~5%, or $0.11, in 2020[11]
- Tangible book value earn back of ~3 years[12]
- Internal rate of return in excess of 20%

Valuation Multiples

- ~1.3x tangible book value per share
- Core deposit premium of 4.0%
- 9.4x LTM earnings including fully phased-in after-tax cost savings

Transaction Assumptions

- ~40% reduction in Bridgeview's total noninterest expense base (phased-in 75% in 2019 and 100% in 2020)

Branch Networks


Harvard
Woodstock
Crystal Lake
Lake in the Hills
Carpentersville
Elgin
Streamwood
St Charles
Geneva
Batavia
Carol Stream
Wheaton
Addison
Yorkville
Darien
Woodridge
Romeoville
New Lenox
North Chicago
Highland Park
Northbrook
Glenview
Evanston
Burbank
Calumet City
Gary
Portage
Hobart

First Midwest
Bridgeview

September 30, 2018 Financial Snapshot

- $1.2bn of total assets
- $1.1bn of deposits, ~74% core
- $800mm of loans

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

INVESTMENT HIGHLIGHTS

- ✓ Premier Midwest-based Commercial Bank with Attractive Operational Footprint
- ✓ Relationship-driven Strategy, Supported by Leading Core Deposit Foundation
- ✓ Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit
- ✓ Underlying Operating Performance, Aided by "Delivering Excellence"
- ✓ Platform for and Track Record of Integrating Accretive, Attractive Acquisitions

FORWARD-LOOKING STATEMENTS

This presentation, as well as any oral statements made by or on behalf of First Midwest, may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect new information or events or conditions after the date hereof.

Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, including the related outlook for 2019, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, including the impact of certain actions and initiatives, First Midwest's "Delivering Excellence" initiative, including actions, goals, and expectations, as well as costs and benefits associated therewith and the timing thereof, anticipated trends in First Midwest's business, regulatory developments, the impact of federal income tax reform legislation, acquisition transactions, including First Midwest's proposed acquisition of Bridgeview, estimated synergies, cost savings and financial benefits of completed transactions, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties and assumptions. For a discussion of these risks, uncertainties and assumptions, you should refer to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2017, as well as First Midwest's subsequent filings made with the SEC. However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact First Midwest's business and financial performance.

Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used.

ADDITIONAL INFORMATION

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bridgeview, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Bridgeview, which also will constitute a prospectus of First Midwest, that will be sent to Bridgeview stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bridgeview and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: Chief Financial Officer, 4753 North Broadway, Chicago, Illinois 60640 or by calling (708) 594-7400.

Participants in this Transaction

First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest's definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest's annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.

Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used.

NON-GAAP FINANCIAL INFORMATION

The Company's accounting and reporting policies conform to U.S.GAAP and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include EPS, adjusted, the efficiency ratio, adjusted, tax-equivalent NII (including its individual components), tax-equivalent NIM, tax-equivalent NIM, adjusted, noninterest income, adjusted, noninterest expense, adjusted, effective income tax rate, adjusted, tangible common equity to tangible assets, tangible common equity to risk-weighted assets, ROATCE, and ROATCE adjusted.

The Company presents EPS, the efficiency ratio, and ROATCE, all adjusted for certain significant transactions. These transactions include acquisition and integration related expenses associated with completed and pending acquisitions (all periods presented), Delivering Excellence implementation costs (2018), certain income tax benefits resulting from tax reform (2018), the revaluations of DTAs (2017), certain actions resulting in securities losses and gains (2017), a special bonus to colleagues and charitable contributions to the First Midwest Charitable Foundation (2017), a lease cancellation fee recognized as a result of the Company's planned 2018 corporate headquarters relocation (2016), a net gain on sale-leaseback transaction (2016), and property valuation adjustments (2015). Management believes excluding these transactions from EPS, the efficiency ratio, and ROATCE may be useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding acquisition and integration related expenses from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these transactions from these metrics may enhance comparability for peer comparison purposes.

The Company presents noninterest income, adjusted, which excludes the accounting reclassification, net securities losses, and Durbin, and noninterest expense, adjusted, which excludes the accounting reclassification, Delivering Excellence implementation costs, and acquisition and integration related expenses. In addition, the Company presents the effective income tax rate, adjusted, which excludes certain income tax benefits aligned with tax reform and the revaluations of DTAs. Management believes that excluding these items from noninterest income, noninterest expense, and the effective income tax rate may be useful in assessing the Company's underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes.

The tax-equivalent adjustment to NII and NIM recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are computed using the federal income tax rate applicable at that time of 35%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes. In addition, management believes that presenting tax-equivalent net interest margin, adjusted, may enhance comparability for peer comparison purposes and is useful to the Company, as well as analysts and investors, since acquired loan accretion income may fluctuate based on the size of each acquisition, as well as from period to period.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations for details on the calculation of these measures to the extent presented herein.

Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used.

NON-GAAP FINANCIAL INFORMATION

	Years Ended				
	2014	2015	2016	2017	2018
Efficiency Ratio Calculation					
Noninterest expense	$ 283,826	$ 307,216	$ 339,500	$ 415,909	$ 416,303
Net OREO expense	(7,075)	(5,281)	(3,024)	(4,683)	(1,162)
A&I related expenses	(13,872)	(1,389)	(14,352)	(20,123)	(9,613)
Property valuation adjustments	—	(8,581)	—	—	—
Lease cancellation fee	—	—	(950)	—	—
Special bonus	—	—	—	(1,915)	—
Charitable contribution	—	—	—	(1,600)	—
Delivering Excellence implementation costs	—	—	—	—	(20,413)
Total noninterest expense for efficiency ratio calculation	$ 262,879	$ 291,965	$ 321,174	$ 387,588	$ 385,115
Tax-equivalent NII[13]	$ 288,589	$ 322,277	$ 358,334	$ 479,965	$ 520,896
Noninterest income	126,618	136,581	159,312	163,149	144,592
Less:					
Net securities (gains) losses	(8,097)	(2,373)	(1,420)	1,876	—
Gains on sales of properties	(3,954)	—	—	—	—
Loss on early extinguishment of debt	2,059	—	—	—	—
Net gain on sale-leaseback transaction	—	—	(5,509)	—	—
Total	$ 405,215	$ 456,485	$ 510,717	$ 644,990	$ 665,488
Efficiency ratio	65%	64%	63%	60%	58%

Dollars in thousands
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

NON-GAAP FINANCIAL INFORMATION

	Years Ended				
	2014	2015	2016	2017	2018
Net Income					
Net income	$ 69,306	$ 82,064	$ 92,349	$ 98,387	$ 157,870
Net income applicable to non-vested restricted shares	(836)	(882)	(1,043)	(916)	(1,312)
Net income applicable to common shares	68,470	81,182	91,306	97,471	156,558
A&I related expenses, net of tax	8,323	833	8,611	12,070	7,210
Property valuation adjustments, net of tax	—	5,149	—	—	—
Lease cancellation fee, net of tax	—	—	570	—	—
Net gain on sale-leaseback transaction, net of tax	—	—	(3,305)	—	—
DTA revaluation	—	—	—	23,709	—
Losses from securities portfolio actions, net of tax	—	—	—	1,275	—
Special bonus, net of tax	—	—	—	1,130	—
Charitable contribution, net of tax	—	—	—	944	—
Income tax benefits[14]	—	—	—	—	(7,798)
Delivering Excellence implementation costs, net of tax	—	—	—	—	15,309
Total adjustments to net income, net of tax	8,323	5,982	5,876	39,128	14,721
Net income applicable to common shares, adjusted	$ 76,793	$ 87,164	$ 97,182	$ 136,599	$ 171,279
EPS					
Net income applicable to common shares	$ 68,470	$ 81,182	$ 91,306	$ 97,471	$ 156,558
Net income, adjusted	$ 76,793	$ 87,164	$ 97,182	$ 136,599	$ 171,279
Weighted-average common shares outstanding (basic)	74,484	77,059	79,797	101,423	102,850
Dilutive effect of common stock equivalents	12	13	13	20	4
Weighted-average diluted common shares outstanding	$ 74,496	$ 77,072	$ 79,810	$ 101,443	$ 102,854
Basic EPS	$ 0.92	$ 1.05	$ 1.14	$ 0.96	$ 1.52
Diluted EPS	$ 0.92	$ 1.05	$ 1.14	$ 0.96	$ 1.52
EPS, adjusted	$ 1.03	$ 1.13	$ 1.22	$ 1.35	$ 1.67

Dollars in thousands, except per share data
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

NON-GAAP FINANCIAL INFORMATION

	Years Ended				
	2014	2015	2016	2017	2018
Return on Average Tangible Common Equity					
Net income applicable to common shares, adjusted	$ 76,793	$ 87,164	$ 97,182	$ 136,599	$ 191,692
Intangibles amortization, net of tax	1,733	2,352	2,809	4,682	5,525
Net income applicable to common shares, excluding intangible amortization, adjusted	$ 78,526	$ 89,516	$ 99,991	$ 141,281	$ 191,692
Average stockholders' equity	$ 1,043,566	$ 1,132,058	$ 1,236,606	$ 1,832,880	$ 1,922,527
Less: average intangible assets	(290,303)	(332,269)	(363,112)	(751,292)	(753,588)
Average tangible common equity	$ 753,263	$ 799,789	$ 873,494	$ 1,081,588	$ 1,168,939
ROATCE	9.3%	10.4%	10.8%	9.4%	13.4%
ROATCE, adjusted	10.4%	11.2%	11.4%	13.1%	16.4%
Tax-Equivalent NII / NIM					
Net interest income	$ 276,852	$ 311,598	$ 349,691	$ 472,004	$ 516,622
Tax-equivalent adjustment	11,737	10,679	8,643	7,961	4,274
Tax-equivalent NII[13]	$ 288,589	$ 322,277	$ 358,334	$ 479,965	$ 520,896
Less: acquired loan accretion	(13,623)	(16,298)	(14,568)	(33,923)	(19,548)
Tax-equivalent NII, adjusted[13]	$ 274,966	$ 305,979	$ 343,766	$ 446,042	$ 501,348
Average interest-earning assets	$ 7,828,700	$ 8,766,864	$ 9,951,092	$ 12,417,191	$ 13,354,639
NIM[13]	3.69%	3.68%	3.60%	3.87%	3.90%
Tax-equivalent NIM, adjusted[13]	3.51%	3.49%	3.45%	3.59%	3.75%
Fee Income Ratio					
Noninterest income	$ 126,618	$ 136,581	$ 159,312	$ 163,149	$ 144,592
Less: other noninterest income	(7,440)	(6,949)	(12,791)	(9,859)	(9,636)
Less: net securities gains (losses)	(8,097)	(2,373)	(1,420)	1,876	—
Fee-based revenues	111,081	127,259	145,101	155,166	134,956
Less: Accounting reclassification	(13,446)	(15,129)	(16,594)	(15,700)	—
Fee-based revenues, adjusted	97,635	112,130	128,507	139,466	134,956
Tax-equivalent NII[13]	288,589	322,277	358,334	479,965	520,896
Total revenue for fee income ratio	$ 386,224	$ 434,407	$ 486,841	$ 619,431	$ 655,852
Fee income ratio[4]	25.3%	25.8%	26.4%	22.5%	20.6%

Dollars in thousands
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

NON-GAAP FINANCIAL INFORMATION

	Years Ended				
	2014	2015	2016	2017	2018
TCE					
Stockholders' equity	$ 1,100,775	$ 1,146,268	$ 1,257,080	$ 1,864,874	$ 2,054,998
Less: goodwill and other intangible assets	(334,199)	(339,277)	(366,876)	(754,757)	(790,744)
TCE	766,576	806,991	890,204	1,110,117	1,264,254
Less: AOCI	15,855	28,389	40,910	33,036	52,512
TCE, excluding AOCI	$ 782,431	$ 835,380	$ 931,114	$ 1,143,153	$ 1,316,766
Total assets	$ 9,445,139	$ 9,732,676	$ 11,422,555	$ 14,077,052	$ 15,505,649
Less: goodwill and other intangible assets	(334,199)	(339,277)	(366,876)	(754,757)	(790,744)
Tangible assets	$ 9,110,940	$ 9,393,399	$ 11,055,679	$ 13,322,295	$ 14,714,905
RWA	$ 7,876,754	$ 8,687,864	$ 10,019,434	$ 11,920,372	$ 12,892,180
TCE to tangible assets	8.4%	8.6%	8.1%	8.3%	8.6%
TCE, excluding AOCI to tangible assets	8.6%	8.9%	8.4%	8.6%	8.9%
TCE to RWA	9.7%	9.3%	8.9%	9.3%	9.8%
Dividend Payout Ratio					
Dividends declared per share	$ 0.31	$ 0.36	$ 0.36	$ 0.39	$ 0.45
EPS	0.92	1.05	1.14	0.96	1.52
Diluted EPS, adjusted	1.03	1.13	1.22	1.35	1.67
Dividend payout ratio	33.7%	34.2%	31.5%	40.6%	29.6%
Dividend payout ratio, adjusted	30.1%	31.8%	29.6%	29.0%	27.0%

Dollars in thousands
Source: Company filings
Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

GLOSSARY OF TERMS

Accounting reclassification - As a result of accounting guidance adopted in Q1 '18, certain noninterest income line items and the related noninterest expense line items that are presented on a gross basis for the prior year period are presented on a net basis in noninterest income for the current year periods.

ACL - Allowance for credit losses

A&I - Acquisition and integration expense

AOCI - Accumulated other comprehensive income

AUM - Assets under management

bn - Billion

bps - Basis points

Bridgeview - Bridgeview Bancorp, Inc.

C&I - Commercial and industrial

CAGR - Compound annual growth gate

CET1 - Common equity Tier 1

CFPB - Consumer Financial Protection Bureau

Core Deposits - Includes demand, savings, money market, and NOW accounts

CRE - Commercial real estate

Durbin - Durbin Amendment of the Dodd-Frank Act

DTA - Deferred tax asset

EPS - Earnings per share

First Midwest Bancorp, Inc. - the Company or First Midwest

FTE - Fully tax-equivalent

GAAP - U.S. Generally accepted accounting principles

LTM - Last twelve months

M&A - Merger and acquisition

mm - Million

MSA - Deposit market share

NPAs - Defined as nonaccrual loans + loans 90+ days past due + accruing TDRs + OREO. Purchased credit impaired loans with an accretable yield are considered current and not included in loans 90+ days past due.

NCOs - Net charge-offs

NII - Net interest income

NB&T - NI Bancshares Corporation

NIM - Tax-equivalent net interest margin

NOW - Negotiable order of withdrawal

Northern Oak - Northern Oak Wealth Management, Inc.

Northern States - Northern States Financial Corporation

Premier - Premier Asset Management LLC

PPPLs - Corporate Performing Potential Problem Loans

OREO - Other real estate owned

ROATCE - Return on average tangible common equity

RWA - Risk-weighted assets

SEC - Securities and Exchange Commission

Standard - Standard Banchares, Inc.

TCE - Tangible common equity - represents common stockholders' equity less goodwill and identifiable intangible assets

FOOTNOTES

(1) Excludes MB Financial, Inc. due to pending merger with Fifth Third Bancorp.

(2) Metrics presented are non-GAAP financial measures. See the accompanying "Non-GAAP Financial Information" slides for detail.

(3) Refer to the Company's 2018 Annual Meeting Proxy Statement for a detailed list of the Company's peer group.

(4) Fee-based revenues, adjusted divided by total revenue for fee income ratio.

(5) Assumes reported assets less acquired assets (based on closed acquisitions at that time, unless otherwise noted) is equivalent to organic asset growth.

(6) Other noninterest income includes merchant servicing fees, capital market products income, and other service charges, commissions, and fees.

(7) Other noninterest expense includes advertising and promotions expense, net OREO expense, and other expenses.

(8) This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk, as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses is established on acquired loans as necessary to reflect credit deterioration.

(9) Basel III Capital Rules became effective for the Company on January 1, 2015. As a result, ratios subsequent to December 31, 2014 are computed using the new rules and the prior periods presented are reported using the regulatory guidance at that time.

(10) Reflects data for the Chicago-Naperville-Elgin, IL-IN-WI (Metro) MSA.

(11) Based on First Midwest's 2020 analyst consensus earnings estimates on a standalone basis.

(12) Using either the "crossover" earn back period (defined as the number of years for pro forma tangible book value per share to exceed projected standalone tangible book value per share) or the "simple" earn back period (defined as dilution to tangible book value per share at close divided by EPS accretion in 2020). Calculations include expected transaction expenses.

(13) Presented on a tax-equivalent basis, assuming the applicable federal income tax rate for each period presented. As a result, interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are computed using the federal income tax rate applicable at that time of 35%.

(14) Includes certain income tax benefits related to preparing the Company's 2017 tax return.